Prudential Investment Portfolios 3

655 Broad Street
Newark, New Jersey 07102

January 21, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Lee Scott and Mr. David Manion

Re:Prudential Investment Portfolios 3

Registration Statement on Form N-14 (File No. 333-251594)

Dear Messrs. Scott and Manion:

On behalf of Prudential Investment Portfolios 3 (sometimes referred to herein as the “Registrant”), set forth below are our responses to telephonic comments received by Diana Huffman from Mr. Scott of the of the Securities and Exchange Commission (“SEC”) Division of Investment Management and Mr. Manion of SEC Accounting Staff on January 7, 2021.  Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on December 22, 2020 under Rule 488 under the Securities Act of 1933 (the 1933 Act).  The N-14 Registration Statement will be used in connection with the reorganization of the PGIM Jennison 20/20 Focus Fund (the “Acquired Fund”), a series of Prudential Investment Portfolios 18, into PGIM Jennison Focused Growth Fund (the “Acquiring Fund”), a series of Prudential Investment Portfolios 3 (the “Reorganization”).  Any changes made in response to the Staff’s comments will be reflected in the definitive form of the proxy statement and prospectus pursuant to Rule 497 under the Securities Act (the “Definitive Proxy Statement and Prospectus”) to be filed on or about January 21, 2021.  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.  Page numbers referenced are as set forth in the N-14 Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General

1.

Comment:  Please provide a response letter in the form of EDGAR correspondence prior to filing the Definitive Proxy Statement and Prospectus. Please remove any brackets and fill in all blanks.  We remind you that company and management are responsible for the accuracy of disclosure in the N-14 Registration Statement not withstanding review or actions by the Staff.

Response:  The Registrant hereby acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the N-14 Registration Statement.  The Registrant confirms that all blanks and brackets have been filled out in the Definitive Proxy Statement and Prospectus, and that this correspondence letter will be filed prior to filing the Definitive Proxy Statement and Prospectus.

N-14 Registration Statement

2. Comment:  Due to similar names of the Funds, please consider defining them as the Acquiring Fund and the Target or Acquired Fund for clarity.

Response:  The Registrant has considered the request and respectfully declines to make the requested change as we believe that the names are clear as written.

3.Comment:  In the third paragraph on page 7, please include a statement that shareholders of the Acquired Fund will receive shares of the same class of the Acquiring Fund, except for Class R shareholders of the Acquired Fund, who will receive Class A shares of the Acquiring Fund.

Response:  The requested change has been made.

4.Comment:  Please confirm supplementally that the Registrant has disclosed all materially adverse factors that were considered by the Board when approving the Reorganization.

Response:  We hereby confirm that all materially adverse factors considered by the Board in approving the Reorganization are disclosed in the N-14 Registration Statement.

5.Comment:  On page 10, the second full paragraph following the tables is very long. Please consider splitting the paragraph in half.

Response:  The requested change has been made.

6.Comment:  On page 29 (management fees paid by the 20/20 Focus Fund), please update the years and fees disclosed for the Acquired Fund once available.

Response:  The requested changes have been made.

7.Comment:  To the extent that the Funds or their related companies pay intermediaries pursuant to N-1A Item 8, please include disclosure regarding intermediary compensation either on page 33 or elsewhere as appropriate.

Response:  The Registrant respectfully submits that disclosure regarding financial intermediaries (as required by Item 8 of Form N-1A) is incorporated into the N-14 by reference to the Prospectus.  Information regarding financial intermediaries is covered by Item 8 of Form N-1A so in the scope of N-14 Item 5(a).  We believe that incorporation of the Prospectus by reference satisfies the disclosure required by Items 5, 6, and 11 through 14 of Form N-14. Accordingly, no disclosure has been added in response to this comment.

8.Comment:  Please fix the formatting error on page 38.

Response:  The requested change has been made.

9.Comment:

  Pursuant to Form N-14 Item 2A, please include a back cover page to the Prospectus that includes the name, if any, of the national securities exchange on which the Fund is listed and a statement that reports, proxy material and other information regarding the Registrant can be inspected at the exchange.

Response:  The Registrant notes that the Acquiring Fund’s shares will not be listed on an exchange. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

10.Comment:  Pursuant to form N-14 Item 2B, please move the Table of Contents closer to the front of the Prospectus.

Response:  The Registrant respectfully declines to make this change as we believe that the table of contents is permitted to be located on the back cover of the prospectus. We note that Form N-14 Item 2 provides that “[t]he following information, to the extent applicable, shall appear on the front or on the outside back cover page of the prospectus[…](b) the table of contents required by Rule 481(c) [17 CFR 230.481(c)].” (emphasis added)

Fees and Expenses

11.Comment:  Please confirm supplementally that the Funds’ current fees and expenses were used in preparation of the fee tables and expense examples.

Response:  The Registrant hereby confirms that the fees and expenses were prepared using the actual expenses of each Fund as of the most recent fiscal period of the Acquiring Fund.

12.Comment:  In the second paragraph below the tables on page 10, please update the waiver dates to consistently refer to June 20, 2022 (there is one reference to June 30, 2021).

Response:  The requested change has been made.

13.Comment:  We note that as of June 26, 2020, Class B shares of the Funds were converted to Class A shares. Please consider adding a statement in the “Fees and Expenses” section to disclose the conversion, as Class B shares are still included in the Acquired Fund’s June financial statements.

Response:  The requested clarification has been added.

14. Comment:  In the fee tables for Class A and Class C shares on page 12, please either include a footnote regarding CDSCs or include a statement about any sales charges imposed for sales within 12 months of purchase.

Response:  The requested changes have been made.

15.Comment:  Please confirm supplementally whether the CDSC imposed on Class C shares is imposed on day 365 or earlier, or day 366? Please confirm that the Expense Examples for Class C are calculated in accordance with the CDSC policy, or update as needed.

Response:  The expense examples reflect the impact of the Class C CDSC in Year 1 (e.g., on day 365 or earlier), in accordance with its CDSC policy.

16.Comment:

  On page 16 in the Expense Examples with No Redemption, other than Class C, the tables are repetitive of the tables on page 16. Consider removing the duplicative information on page 16, and if the Class C portion of the tables need to stay in (depending on the CDSC calculation), it can.

Response:  The Registrant has determined to keep both tables in their entirety to be consistent with our approach to N-1A reporting.

17. Comment:  On page 11, in the following sentence, should “hold” be replaced with “buy, hold or sell”?  “The following tables describe the fees and expenses that shareholders may pay if they hold shares of the Funds, as well as the unaudited pro forma fees and expenses of the Focused Growth Fund that will continue in effect after consummation of the Reorganization if the Plan is approved.”

Response:  The requested changes have been made.

18.Comment:  As required by N-14 Item 5(a) and N-1A Item 3, please provide information about the fund’s portfolio turnover.

Response:  The Registrant respectfully submits that portfolio turnover information is incorporated by reference to the Prospectus.  Portfolio turnover is covered by Item 3 of Form N-1A so in the scope of N-14 Item 5(a).  The Registrant respectfully submits that incorporation of the Prospectus by reference satisfies the disclosure required by Items 5, 6, and 11 through 14 of Form N-14. Accordingly, no disclosure has been added in response to this comment.

19.Comment:  On page 17, please update the Funds’ performance tables as of December 31, 2020 if the information is available.

Response:  Updated performance information as of December 31, 2020 is not currently available for both Funds.  Accordingly, the performance tables are still as of December 31, 2019.

PRO FORMA FINANCIAL INFORMATION

20.Comment:  On page F-1, the second paragraph discloses each Fund’s average daily net assets for the 12-months ended August 31, 2020.  Please also include each Fund’s net assets as of August 31, 2020.

Response:  The requested change has been made.

21.Comment:  In the section entitled “Pro Forma Financial Information”, please disclose any anticipated cost savings to the Fund as a result of the reorganization (i.e., management, audit, custody or trustee fees).

Response:  A footnote has been added to disclose anticipating savings in Management Fees and Other Expenses as a result of the Reorganization.

22.Comment:  On page F-4, the last paragraph states that all costs incurred in connection with the Reorganization will be incurred by the Acquired Fund.  Please disclose the costs estimated in connection with the Reorganization (e.g., approximately $X).

Response:  The disclosure has been revised as requested.

* * *

Any questions or comments with respect to the N-14 Registration Statement may be communicated to Diana Huffman at (973) 367-8982.

Sincerely yours,

/s/ Diana Huffman

Diana Huffman

Vice President and Corporate Counsel